UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________to_________.
Commission file number 001-39916

DREAM FINDERS HOMES 401(k) PLAN
(Full title of the plan)

DREAM FINDERS HOMES, INC.
(Name of the issuer of the securities held pursuant to the plan)

14701 Philips Highway
Suite 300
Jacksonville, FL 32256
(Address of the plan and address of issuer's principal offices)

Dream Finders Homes 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Dream Finders Homes 401(k) Plan
Jacksonville, Florida:
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Dream Finders Homes 401(k) Plan (the “Plan”) as of December 31, 2022 and 2021, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2022, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter
As discussed in Note 3 to the financial statements, the McGuyer Homebuilders, Inc. Savings Plan merged into the Plan effective January 1, 2022. Our opinion is not modified with respect to this matter.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, and schedule of delinquent participant contributions as of December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Pivot CPAs
We have served as the Plan's auditor since 2018.
Ponte Vedra Beach, Florida

June 28, 2023

Dream Finders Homes 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31, 2022	December 31, 2021
Assets
Investments at fair value:
Investments in registered investment companies	$56,107,872	$13,854,579
Dream Finders Homes, Inc. common stock	146,983	141,491
Collective trusts	3,400,702	106,026
Total investments at fair value	59,655,557	14,102,096
Receivables:
Employer contributions	138,411	1,094,891
Notes receivable from participants	375,078	21,843
Participant contributions	45,620	—
Total receivables	559,109	1,116,734
Total assets	60,214,666	15,218,830
Net assets available for benefits	$60,214,666	$15,218,830

Dream Finders Homes 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Additions (reductions) to net assets attributed to:	Year Ended December 31, 2022
Net depreciation in fair value of investments	$(8,487,774)
Interest on notes receivable from participants	19,957
Contributions:
Employer	3,194,435
Participants	7,301,653
Rollovers	692,518
Total contributions	11,188,606
Net additions	2,720,789

Deductions from net assets attributed to:
Benefits paid to participants	5,998,858
Administrative expenses	158,119
Total deductions	6,156,977

Net decrease prior to transfers	(3,436,188)
Transfers from other plans	48,432,024
Net increase in net assets available for benefits	44,995,836

Net assets available for benefits:
Beginning of year	15,218,830
End of year	$60,214,666

Dream Finders Homes 401(k) Plan
Notes to Financial Statements
1.    Description of Plan
The following description of the Dream Finders Homes 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
The Plan was established by Dream Finders Homes, Inc. (the “Company”) on January 1, 2014. The Plan is a defined contribution plan for the benefit of eligible employees of the Company. Employees of the Company may begin participating the first day of the quarter after ninety days of continuous employment and as long as they have attained the age of 18. The Plan is administered by the Benefit Investments Committee (the “Committee” or “Plan Administrator”), and the trustee for the Plan is John Hancock Trust Company LLC (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Acquisitions
The Company acquired Texas homebuilder McGuyer Homebuilders, Inc. (“MHI”) on October 1, 2021. Effective January 1, 2022, the Plan was amended to allow participants under the 401(k) plan of MHI to participate in the Plan.
Participant Accounts
Each participant's account is credited or debited with the participant's contributions and with, if any, Company contributions, rollover contributions, fees, expenses and allocations of investment earnings or losses. The participant is entitled to the benefit derived from the participant's vested account balance.
Contributions
Participants may contribute pre-tax or after-tax salary deferrals to the Plan, as defined by the Plan and subject to certain limitations set by the Internal Revenue Code (the “Code”). The Plan includes an automatic enrollment program known as a qualified automatic contribution arrangement (“QACA”). Under the QACA, employee pre-tax salary deferrals are automatically withheld unless the employee opts out or makes changes to the program. In addition, employees who have reached the age of 50 by the end of the Plan year may make catch-up contributions up to limits defined by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined benefit contributions.
The Company makes matching safe harbor contributions equal to 100% of the first 1% of eligible Plan compensation and 50% of the next 5% of eligible Plan compensation. The Plan also permits discretionary contributions.
Vesting
Participant salary deferral contributions and certain other contributions as defined by the Plan document are immediately vested. Company safe harbor contributions and related earnings are 100% vested after two years of service. Discretionary contributions, if any, are subject to a six year vesting schedule.
Investment Options
Participants may direct the Plan to invest funds in their account to the available options within the Plan. Participants may direct up to 25% of their account to invest in the Company's stock.
Forfeitures
In the event that a participant’s employment is terminated, non-vested amounts in the Plan will be forfeited. Forfeited balances reduce the total employer contribution or are used to pay administrative expenses for the Plan.

During the year ended December 31, 2022, forfeitures totaling $71,901 were used to reduce employer contributions, and $13,910 were used to reduce plan expenses. As of December 31, 2022 and 2021, there were forfeited non-vested accounts totaling $103,781 and $8,872, respectively.
Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in their account in accordance with Plan provisions. Additionally, under certain circumstances of financial hardship, the participant is allowed to withdraw funds from the Plan.
Expenses
Administrative expenses of the Plan may be paid by the Company or the Plan. Unless paid by the Company, administrative expenses are charged to participant accounts based on the nature of the expense or allocated to participant accounts proportionally based on the value of the account balances.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. In the event the Plan is terminated, participants will become fully vested in their accounts.
Participant Loans
Participant loans are not permitted under the Plan. Some participant loans have been carried over from business acquisitions and have been incorporated into the Plan. See the notes receivable from participants on the Statements of Net Assets Available for Benefits for the participant loan balances as a result of business acquisitions.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are based on information provided to Plan management by the Trustee.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The investments of the Plan are reported at fair value. The net appreciation or depreciation in the fair value of investments includes realized gains and losses on investments during the year in addition to the unrealized change in the fair value of investments. Purchases and sales of securities are recorded on a trade-date basis, interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Payment of Benefits
Benefits are recorded when paid.

3.    Plan Merger
Effective January 1, 2022, the McGuyer Homebuilders, Inc. Savings Plan (“MHI Plan”) was merged into the Plan (“Plan Merger”). As a result, the assets from the MHI Plan were transferred to the Plan. Investments of $47,816,325 were recorded and $615,699 of outstanding participant loans were transferred into the Plan and together were recorded as transfers from other plans in the Statement of Changes in Net Assets Available for Benefits. The transfer of all MHI Plan assets to the Plan was completed on March 2, 2022.
4.    Fair Value Measurements
Fair value represents the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values are determined using a fair value hierarchy based on the inputs used to measure fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets and liabilities. Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable and significant to the fair value. The methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.
The following table represents the Plan's investments measured at fair value as of December 31, 2022 and 2021with respect to the observed fair value hierarchy level:

		December 31,
	Level	2022	2021
Fair Value Measurements:
Investments in registered investment companies	1	$56,107,872	$13,854,579
Dream Finders Homes, Inc. common stock	1	146,983	141,491
Collective trusts	see below	3,400,702	106,026
Total investments measured at fair value		$59,655,557	$14,102,096
The fair values of investments in registered investment companies—such as money market and mutual funds—and in Company common stock are determined based on quoted market prices in active markets. The fair values of participation units held in collective trusts are measured based on the net asset value (“NAV”) per unit practical expedient and have not been classified in the fair value hierarchy. The collective trusts provide for daily redemptions by the Plan at reported NAV per share, with no advance notice requirement. The collective trust in which the Company invests has no withdrawal restrictions for participant-initiated or plan sponsor withdrawals.
See Schedule H, Line 4i herein for a list of all investments in registered investment companies, Company common stock and collective trusts.
5.    Income Tax Status
The Internal Revenue Service issued a determination letter dated June 30, 2020 stating that the Plan was in accordance with the applicable plan designed requirements as of that date. Since the date of the determination letter, the Plan has been amended. The Plan Administrator believes the Plan as adopted and amended is designed and operating in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt as of the financial statement dates.

As of December 31, 2022 and 2021, Management has evaluated the Plan’s tax positions and concluded that there were no uncertain tax positions taken that require recognition of a liability (or asset) in the accompanying financial statements. With few exceptions, the Plan is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years before 2019.

6.    Risks and Uncertainties
The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net assets Available for Benefits. The Plan’s investments in mutual funds potentially subjects the Plan to concentrations of credit risk. The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.
7.    Parties-In-Interest and Related Party Transactions
The Plan paid $100,069 to John Hancock for recordkeeping services provided to the Plan during the 2022 Plan year. The Plan also utilizes the services of an investment advisory group and $53,487 in investment advisory fees were allocated to participant account balances during the 2022 Plan year. These providers are considered parties-in-interest to the Plan and related payments are included in administrative expenses in the accompanying Statement of Changes in Net Assets Available for Benefits.
8.    Nonexempt Transactions
The Company determined that during the Plan year 2022 and 2021, certain Plan contributions were not remitted within the required timeframe specified by the Department of Labor’s regulations, which have been reported on the supplemental Schedule of Delinquent Participant Contributions (Schedule H, Line 4a) in the amounts of $63,015 and $679,761, respectively. Plan management is in the process of completing all proposed corrections outside of the Voluntary Fiduciary Correction Program, and have taken corrective actions to ensure compliance with the Plan's contribution policies.
9.    Subsequent Events
Management has evaluated subsequent events through the date the financial statements were issued and determined that there were no material events requiring recognition or disclosure.

Dream Finders Homes 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2022
EIN:27-0528991
Plan No. 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost **	Current value
	500 Index Fund	Mutual fund		$2,314,228
	AB High Income Fund	Mutual fund		299,248
	American Balanced Fund	Mutual fund		228,199
	American Funds 2010 TD	Mutual fund		670,870
	American Funds 2015 TD	Mutual fund		1,054,562
	American Funds 2020 TD	Mutual fund		3,317,613
	American Funds 2025 TD	Mutual fund		3,349,123
	American Funds 2030 TD	Mutual fund		8,308,592
	American Funds 2035 TD	Mutual fund		6,455,502
	American Funds 2040 TD	Mutual fund		8,860,028
	American Funds 2045 TD	Mutual fund		6,653,860
	American Funds 2050 TD	Mutual fund		3,404,785
	American Funds 2055 TD	Mutual fund		2,987,891
	American Funds 2060 TD	Mutual fund		1,465,064
	American Funds 2065 TD	Mutual fund		271,955
	Capital World Bond Fund	Mutual fund		53,915
	Cohen & Steers Real Estate	Mutual fund		109,416
	DFA International Value	Mutual fund		346,440
	Fidelity Advisor Total Bond	Mutual fund		62,379
	Fidelity ContraFund	Mutual fund		890,334
	Fidelity Mid Cap Index Fund	Mutual fund		475,948
	Investment Company of America	Mutual fund		67,214
	Janus Henderson Triton Fund	Mutual fund		177,682
	MFS Mid Cap Growth Fund	Mutual fund		210,468
	New Perspective Fund	Mutual fund		207,851
	New World Fund	Mutual fund		119,228
	T. Rowe Price Sci & Tech	Mutual fund		525,061
	TIAA-CREF Small-Cap Blend Idx	Mutual fund		85,679
	Vanguard Growth Index Fund	Mutual fund		922,577
	Vanguard Mid-Cap Value ETF	Mutual fund		372,678
	Vanguard Small Cap Value Index	Mutual fund		202,684
	Vanguard Tot Wld Stk Index ETF	Mutual fund		148,546
	Vanguard Total Bond Market Idx	Mutual fund		207,081
	Vanguard Value Index Fund	Mutual fund		960,765
	Washington Mutual Investors	Mutual fund		187,570
	J.P. Morgan Money Market Fund	Money market fund		132,837
*	Dream Finders Homes Stock Fund	Common stock		146,982
	Reliance MetLife Stable Value	Collective trust		3,400,702
				59,655,557
*	Notes receivable from participants	Interest rates ranging from 4.25% to 6.50%		375,078
	Total			$60,030,635

	* Indicates a party-in-interest
	** Not applicable as the Plan does not have non-participant directed accounts

	See accompanying Report of Independent Registered Public Accounting Firm.

Dream Finders Homes 401(k) Plan
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
December 31, 2022

EIN:27-0528991
Plan No. 001

		Total that Constitute Nonexempt Prohibited Transactions
Year	Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE 2002-51**
2022	$63,015	$34,337	$28,678	$—	$—
2021	679,761	—	679,761	—	—
	$742,776	$34,337	$708,439	$—	$—

* Voluntary Fiduciary Correction Program
** Prohibited Transaction Exemption 2002-51

See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm — Pivot CPAs

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Dream Finders Homes 401(k) Plan

Date:	June 28, 2023	/s/ L. Anabel Fernandez
L. Anabel Fernandez
Senior Vice President and Chief Financial Officer